UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  28)

Aberdeen Australia Equity Fund, Inc.
 (Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

318652104
(CUSIP Number)

Moritz Sell
Landesbank Berlin AG
Alexanderplatz 2
D-10178 Berlin
Germany
+44.20.7572.6200
_____________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

CUSIP No. 889050 10 0
1.             Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)       [  ]
(b)       [  ]
................................................................................................................................................................................
3.           SEC Use Only
………………………………………………………………………………
4.           Source of Funds (See Instructions)
……………………………………………………………………………………………………………………
5.           Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)        ☐
.…...………………………………………………………………………………………………………………
6.           Citizenship or Place of Organization
Federal Republic of Germany
……………………………………………………………………………………………………………………
Number of                      7.           Sole Voting Power:                                           921,356
Shares Bene-
ficially                             8.           Shared Voting Power:
Owned by Each
Reporting                       9.           Sole Dispositive Power:                                   921,356
Person with:
       10.           Shared Dispositive Power:
……………………………………………………………………………………………………………………
11.           Aggregate Amount Beneficially Owned by Each Reporting Person921,356
……….………………………………………………………………...…………………………………………
12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                          ☐
……………………………………………………………………………………………………………………
13.           Percent of Class Represented by Amount in Row (11)                                       4.79%
……………………………………………………………………………………………………………………

14.           Type of Reporting Person (See Instructions)                                                  BK

……………………………………………………………………………………………………………………

This Amendment No. 28 amends and supplements item 5 of the Statement on Schedule 13D of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership (the “Partnership”), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund").  Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 5.  Interest in Securities of the Issuer

(a)  According to the Fund’s report on Form N-CSR filed on January 10, 2010, there were 19,235,840 shares of Common Stock outstanding at October 31, 2009.  The percentage set forth in this Item 5(a) is derived using such number.  LB has sole power to vote and dispose of 921,356 shares of Common Stock, which constitute approximately 4.79% of the outstanding shares of Common Stock.

(c)  Since January 26, 2010, LB has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange:

Date	Number of Shares	Average Price per Share
		(including commissions)
01/27/2010	10,000	$11.2394
02/11/2010	18,200	10.9525
02/16/2010	11,437	11.2195
02/17/2010	7,000	11.4277
02/18/2010	10,000	11.4207
02/19/2010	28,388	11.5625
02/22/2010	1,482	11.74
02/23/2010	10,000	11.5139
02/24/2010	8,150	11.4628
02/25/2010	10,300	11.2167
02/26/2010	10,000	11.4215
03/12/2010	10,425	12.4659
03/15/2010	5,000	12.1899
03/16/2010	7,600	12.3535
03/19/2010	5,800	12.4569
03/22/2010	6,664	12.3437
03/23/2010	12,400	12.5695
03/24/2010	15,000	12.3786
03/25/2010	6,480	12.449
03/26/2010	25,705	12.411

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010

LANDESBANK BERLIN AG

By:  /s/  Dirk Kipp
        Name:  Dirk Kipp
        Title:    Managing Director

By:  /s/  Moritz Sell
        Name:  Moritz Sell
                        Title:   Director